UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________

AMENDMENT NO. 1 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CÜR MEDIA, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

_________________________

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

23126J109

(CUSIP Number of Common Stock Underlying Warrants)

Mr. Thomas Brophy, CEO
CÜR Media, Inc.
2217 New London Turnpike
South Glastonbury, CT 06073
(860) 430-1520

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

_________________________

Copy to:

Eric Mendelson, Esq.
CKR Law, LLP
1330 Avenue of the Americas, 35th Floor
New York, NY 10019
(212) 400-6900
_________________________

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$7,453,873.35	$866.14

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise warrants to purchase an aggregate of 9,680,355 shares of common stock (the “Offer to Amend and Exercise”), consisting of outstanding warrants to purchase 9,680,355 shares of the Company’s common stock at an exercise price of $2.00 per share, issued to investors participating in the Company’s private placement financing with respect to which closings occurred on January 28, 2014, March 14, 2014 and March 28, 2014 (the “Original Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $0.77 per share of common stock, which represents the average of the high and low sales price of the common stock on March 3, 2015.

(2)	Calculated by multiplying the transaction value by .0001162.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $866.14	Filing Party: CÜR Media, Inc.
Form or Registration Number: 005-88494	Date Filed: March 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2015 (the “Schedule TO”), relating to an offer by CÜR Media, Inc. (the “Company”) to amend warrants to purchase an aggregate of 9,680,355 shares of common stock issued to investors in the Company’s private placement financings that closed on January 28, 2014, March 14, 2014 and March 28, 2014.

Pursuant to Rule 12b-15 under the Securities and Exchange Act, as amended, this Amendment No. 1 amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and all exhibits thereto.

Item 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer to Amend and Exercise expired at 5:30 p.m. Eastern time on April 6, 2015. Pursuant to the Offer to Amend and Exercise, an aggregate of 6,467,004 Original Warrants were tendered by their holders and were amended and exercised in connection therewith for gross proceeds to the Company of $3,233,502. Such tendered Original Warrants represented approximately 67% of the Company’s outstanding Original Warrants as of April 6, 2015.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CÜR MEDIA, INC.

Date: April 10, 2015	By:	/s/ Thomas Brophy
	Name:	Thomas Brophy
	Title:	Chief Executive Officer, Interim Chief Financial Officer, Treasurer and Director

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